
03025001

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB
Amendment No. 2

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

23 June, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

None.

Part II - Information not Required to be sent to Security Holders

Exhibits:

(1) Notice of payment of a broker handling fee, filed with the New Zealand Stock Exchange on July 1, 2003.

Part III – Consent to Service of Process

Filed with original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**



By: ______________________
Name: Bernard McInerney
Title: Secretary



____
Name: Paul Little
Title: Director

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:



By: ______________________
Name: Paul Little
Title: Director

Exhibit 1


GROUP

Level 8/380 St Kilda Road
Melbourne VIC 3004
Australia
Telephone: (03) 9694 2888
Facsimile: (03) 9694 2880

1 July, 2003

New Zealand Stock Exchange
Wellington

Lodged By Email
Total No. of Pages: 2

Dear Sir

MEDIA RELEASE - TRANZ RAIL HOLDINGS LIMITED

Please find attached for immediate release to the market, a Media Release with regard to the above mentioned subject.

Yours faithfully
TOLL HOLDINGS LIMITED

Bernard McInerney
Company Secretary

Encl.

F:\050 ASX\131.l.rc.NZSE media release tranzrail.010703.doc



Level 8/380 St Kilda Road
Melbourne VIC 3004
Australia
Telephone: (03) 9694 2888
Facsimile: (03) 9694 2880

Media Release
Tranz Rail Offer, Broker Handling Fee

Toll Group (NZ) Limited today announced that it would pay broker handling fees in connection with its offer for Tranz Rail Holdings Limited. Toll believes that it is appropriate to pay the handling fees to encourage brokers to initiate acceptances for its offer from their clients.

The amount of the handling fee payable will be 1.0% of the consideration payable for any acceptances received prior to close of business on 8 July 2003. The handling fee will be subject to a minimum and maximum amount for any single acceptance form of NZ$50 and NZ$750 respectively, inclusive of GST, if any.

The fee is payable, upon Toll's offer becoming unconditional, to any participating organisation of the NZX whose stamp appears on the Acceptance Transfer Form. Only one fee will be paid in respect of any qualifying acceptance.

Toll reserves the right to aggregate any acceptances in determining the handling fees payable to any broker if Toll reasonably believes that a party has manipulated holdings to take advantage of the handling fee.

Brokers are precluded from receipt of any handling fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under Companies Act 1993).

Handling fees paid to a broker may not be directly or indirectly shared or extended to accepting shareholders.

Any queries should be directed to Brett Shepherd at Deutsche Bank on +64 9 351 1515.